UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Halo Cures, Inc.

Legal status of issuer

     Form
     Corporation

     Jurisdiction of Incorporation/Organization
     Delaware

     Date of organization
     June 8, 2016

Physical address of issuer
1611 Golden Gate Ave., San Francisco, CA 94115

Website of issuer
www.halocures.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
Valuation divided by fully diluted outstanding shares

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$100,000.00

Deadline to reach the target offering amount
July 26, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$17,571.00	$17,500.00
Cash & Cash Equivalents	$17,571.00	$17,500.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$60,300.00	$17,300.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income (Loss)	$(42,929.00)	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 27, 2018

FORM C

Up to $100,000.00

Halo Cures, Inc.



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Halo Cures, Inc. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $100,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$50.00	$2.50	$47.50
Aggregate Minimum Offering Amount	$25,000.00	$1250.00	$23750.00
Aggregate Maximum Offering Amount	$100,000.00	$5000.00	$95,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.halocures.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is April 27, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH

INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.halocures.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Halo Cures, Inc. (the "Company") is a Delaware Corporation, formed on June 6, 2016. The Company was formerly known as Halo, LLC. The Company is currently also conducting business under the name of Halo.

The Company is located at 1611 Golden Gate Ave., San Francisco, CA 94115.

The Company's website is www.halocures.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
Halo is a curated fundraising platform for promising medical research. It generates revenue from donor tips short-term and cashed-in equity longer-term (2 - 3 years). More specifically, Halo will receive an equity stake in each company that successfully fundraises on the platform, which generates revenue upon a liquidation event. The investment horizon for a liquidation event is 2 - 3 years and takes the form of a sub-licensing agreement or secondary sales of private stock.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	25,000
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	100,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	100,000
Purchase price per Security	$1.00 per unit
Minimum investment amount per investor	$50.00
Offering deadline	July 26, 2018

Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 29 hereof.

RISK FACTORS

Company Risk Factors

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Kevin Leland who has served as CEO since its founding in June 2016. The Company has or intends to enter into employment agreements with Kevin Leland although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Kevin Leland or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company has limited operating history upon which you can base your investment decision.
The Company is a relatively new venture formed in June 2016 and, therefore, does not have sufficient history of performance, financials and experience managing growth to base an investment decision. The Company's ability to generate revenue from cashed-in equity depends on successful fundraising campaigns and successful research projects that ultimately result in a liquidation event. The Company's assumptions and expectations regarding its ability to raise the necessary funding and invest in biotech companies with the contributions may be incorrect.

The Company's current business model is dependent in part on the vagaries of drug development and regulatory approval.
The Company currently plans on earning cashed-in equity and licensing income from the business success of the biotech companies it helps to fund. Commercializing biomedical research can be a long and unpredictable process, and business success is subject to both economic and scientific factors that can be hard to anticipate and control. If the projected success rates and liquidation events vary from the actual success rates and liquidation events for these funded companies, it could adversely affect the Company's future revenue.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or

substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company reserves the right to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit. The net proceeds from this Offering will be used for the purposes which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and our judgment with respect to application and allocation of the net proceeds of this Offering. The company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. However, a use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Kevin Leland in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Kevin Leland die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company is subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company is subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the unaudited financial information provided is insufficient, you should not invest in the Company.

Operations will only be monitored by legal counsel on an as-needed basis.

The representation of the Company by legal counsel is limited to the specific matters as to which it has be retained and consulted by such persons. Other matters may exist that could have a bearing on the Company and its investments, the Company and/or its respective affiliates as to which legal counsel has been neither retained nor consulted. Legal counsel does not undertake to monitor compliance by the Company or its affiliates and other investment guidelines and by the Company and/or its affiliates with applicable laws, unless in each case legal counsel has been specifically retained to do so. Agreement concerning the Company, or any of its respective affiliates, personnel or investments. Legal counsel is not providing any advice, opinion, representations, warranty or other assurance.

Industry Risk Factors

The Company deals with a highly regulated industry and may be impacted by evolving government regulation and unfavorable changes that could harm the business.

In addition to general business regulations and laws, the Company may be subject to a number of regulations and laws governing the sale, marketing, and relationships that pharmaceutical and medical device companies enter into; as well as regulations and laws specifically governing the Internet, copyrights, data protection, privacy, the design and operation of websites, electronic devices, and other services. Existing and future laws and regulations may impede our growth.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no guarantee that you will receive a return on your investment.
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

A majority of the Company is owned by one owner.

The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company's existing management, delay or prevent changes in control of the company, or support or reject other management and board proposals that are subject to owner approval.

The Company does not anticipate any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support our business. The Company does not intend in the foreseeable future to pay any dividends to holders or our shares of common stock.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stockholders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited

circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Purchaser may be subject to substantial dilution from time to time.
The issuance of the Company's shares may result in dilution of any of Purchaser's future equity interests. Options when exercised, dilute the current outstanding shareholders by increasing the amount of shares outstanding, without increasing the amount of shares held by other shareholders.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us, especially as this is a company early in its development. The Company cannot predict whether the Company will successfully effectuate the Company's current business plan and there is a high likelihood that the current business plan could change significantly in order to achieve the same overarching goals. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Halo is a curated fundraising platform for promising medical research. It generates revenue from donor tips short-term and cashed-in equity longer-term (2 - 3 years). More specifically, Halo will receive an equity stake in each company that successfully fundraises on the platform, which generates revenue upon a liquidation event. The investment horizon for a liquidation event is 2 - 3 years and takes the form of a sub-licensing agreement or secondary sales of private stock.

Business Plan

The core mission of Halo is to advance promising research across the so-called "valley of death" in drug development, where promising treatments meet their demise. There are three main "gaps" that create the valley of death - the funding gap, the knowledge gap and the talent gap. The knowledge gap refers to the lack of knowledge most academic scientists have in regards to translational research. The talent gap refers to the challenge of identifying business leaders to run early-stage biotech companies. For its first iteration, Halo is focused on the funding gap, the lack of funding for translational research, but will address the knowledge gap and talent gap in future iterations.

Ultimately, Halo's goal is to evolve into a "professional network for drug developers" - a place where those involved in the drug discovery and development process - academic scientists, tech transfer associates, philanthropists, investors, R&D executives and other industry players - can evaluate, connect and collaborate.

The Company's Products and/or Services

Product / Service	Description	Current Market
Website	Curated fundraising platform for promising medical research	Pharmaceutical companies spend $127 billion annually on R&D. Individuals in the U.S. donate $390 billion annually. Target donors are patient advocates and disease populations. Biotech spin-outs are identified through relationships with Tech Transfer Offices at universities.

Halo is testing the following:

- **Simultaneous Campaigns:** Currently Halo features just one campaign at a time, but the company may add a select number of additional vetted research projects targeting different diseases or conditions. Simultaneous campaigns will be tested and most likely completed with the proceeds.

- **Professional Networking for Drug Developers:** Halo is conducting customer discovery in consideration of adding professional networking features tailored to drug developers.

Customer discovery for professional networking will be completed with the proceeds, but it's unlikely the features will be fully implemented with the proceeds.

The company reaches donors through partnerships with relevant disease foundations as well as by marketing directly to donors through targeted digital and social channels. The company identifies university spinouts through business development initiatives with tech transfer offices at universities and other strategic sources for promising research.

Competition

Presumably, Halo is competing for donations that could instead be made to disease foundations. However, Halo has symbiotic relationships with the disease foundations with which it partners.

More specifically, there are a few fundraising platforms for research.

Experiment.com is a non-curated marketplace for academic scientists to fund basic research (not translational research) projects within universities. The research projects cover any field of academic study, from economics to chemistry to anthropology.

Benefunder.com is also a non-curated marketplace for academic scientists, but funds basic research projects through large donations made by philanthropists and brokered by wealth advisers.

Halo's current plan is to raise money exclusively for translational research projects, the funding gap between basic research funded by government and clinical research funded by pharmaceutical companies. This funding gap is referred to as "the valley of death" in the medical community.

Halo is distinct from Experiment.com and Benefunder in a number of key ways:

- Halo only funds medical research targeting specific diseases and conditions
- Halo only funds translational research projects focused on achieving key milestones that cost less than $500,000 and take less than 6 months to complete.
- Halo evaluates each translational research projects for its clinical potential, commercial potential and feasibility through an external selection committee
- Halo manages and executes all marketing on behalf of the researcher/organization
- Halo creates premium, bespoke content to tell the story behind each project
- Halo makes money by taking a financial interest in the company if the fundraising campaign is successful
- Raising money for research is part of a broader mission to address the root causes of "the valley of death." It is a means to a an end, and not the end itself.

Supply Chain and Customer Base

Halo does not have a supply chain, due to the nature of the business.

Halo's current target customers are early-stage biotech companies that have spun out of universities and need funding for de-risking a translational research project for their IP to be licensable or investable.

Intellectual Property

The Company is dependent on the following intellectual property:

None.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Fundraising	State Attorney General	Commercial/Professional Solicitor	October 26, 2017	January 15, 2018

If Halo raises money on behalf of a nonprofit and not a company, which is the case for the current campaign, it must register as a Professional/Commercial Solicitor in the state in which the nonprofit is based. This is a straightforward, inexpensive process and Halo is currently registered as a Commercial Solicitor with the Attorney General of California for its campaign on behalf of the non-profit created by Dr. Philip Frykman at Cedars-Sinai Medical Center. However, our focus moving forward is on raising money for translational research projects being conducted by companies and not nonprofit organizations.

Litigation

None.

Other

The Company's principal address is 1611 Golden Gate Ave., San Francisco, CA 94115

The Company conducts business in Online Business.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Commission	5%	$1,250	5%	$5,000
Sales & Marketing	50%	$12,500	50%	$50,000
Product/Website	27%	$6,750	27%	$27,000
Admin	18%	$4,500	18%	$18,000
Total	**100.00%**	**$25,000**	**100.00%**	**$100,000**

N/A

The Company has absolute discretion to alter the use of the proceeds as set forth. The Company may alter the use of proceeds under the following circumstances among others: additional funds raised, optimization of marketing tactics, changes to hiring plans, changes to overall strategy.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Kevin Leland

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, Kevin Leland: June 2016 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, Halo

Education
B.S. University of Pennsylvania M.S. Medill School of Journalism MBA Kellogg School of Management

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Kevin Leland

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, Kevin Leland: June 2016 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, Halo

Education
B.S. University of Pennsylvania M.S. Medill School of Journalism MBA Kellogg School of Management

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employees in San Francisco.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Branson Pierce	Contract Designer	April 28, 2016	December 31, 2016
Vincent Barr	Contract Marketer	May 8, 2017	Aug 12, 2017
Hailey Rissman	Contract Writer	May 8, 2017	December 31, 2017
Jeremy Clemenson	Contract Developer	Oct 30, 2017	Jan 31, 2018

Robert Enck	Contract Designer	Dec 22, 2017	Feb 1, 2018
Ian Matthews	Contract Developer	Feb 8, 2018	Feb 21, 2018
Vero Rebagliatte	Contract Developer	June 6, 2016	December 31, 2016
Wesley Drake	Contract Designer	June 6, 2016	Active
Emily Pidgeon	Contract Designer	May 8, 2017	Active
Devin Starks	Contract Developer	June 28, 2017	Active
Alicia Brookes	Contract Designer	Dec 29, 2017	Active
Mari Lliguicota	Contract Developer	Jan 29, 2018	Active
Agam Patel	Contract Developer	Feb 1, 2018	Active
Noah Matisoff	Contract Developer	Feb 8, 2018	Active
Amy Kabaria	Contract Attorney	April 8, 2018	Active

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Options	Options
Amount outstanding	1	1
Voting Rights	None	None
Anti-Dilution Rights	None	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Options when exercised, dilute the current outstanding shareholders by increasing the amount of shares outstanding, without increasing the amount of shares held by other shareholders.	Options when exercised, dilute the current outstanding shareholders by increasing the amount of shares outstanding, without increasing the amount of shares held by other shareholders.
Percentage ownership of the Company by the holders of such Securities (assuming	Option for 1% Equity Award. 20% currently vested.	Option for 0.25% Equity Award. 100% currently vested.

conversion prior to the Offering if convertible securities).	

The Company has the following debt outstanding:

Type of debt	Open Loan
Name of creditor	Kevin Leland
Amount outstanding	$60,300
Interest rate and payment schedule	Non-interest loan
Describe any collateral or security	Unsecured

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used of Public Offering
Convertible Notes	2	$20,000	These proceeds were used for working capital.	03/01/2017	Rule 506(b)

Valuation

A valuation has not been set for the Company for this Offering. The price for the SAFE Units have been arbitrarily determined. Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is solely owned by Kevin Leland.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Kevin Leland	100%

Following the Offering, the Purchasers will own 0.0% of the Company since the Securities being acquired are not equity instruments before being converted.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company does not expect to achieve profitability within the next 12 months following receipt of the Offering proceeds. With these proceeds, the Company will focus on achieving positive unit economics for customer acquisition, validating the business model and building new site functionality and features.

Specifically, it plans to use 50% of proceeds for marketing, 30% for product development and 10% for admin. Marketing includes performance marketing on digital channels, monthly subscriptions to marketing software tools and design resources for advertising and collateral. Product development includes software-relating costs, UX/UI resources and hosting solutions. Admin includes back-office software, travel and financial resources.

Liquidity and Capital Resources
The Offering proceeds are essential to the Company's operations and will have a beneficial effect on its liquidity. We plan to use the proceeds as set forth above under "use of proceeds".

The Company currently does not have any additional sources of capital other than the proceeds from the Offering and capital contributions from its members.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
None

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 100,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $100,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 26, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $100,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has not yet been determined but will be determined by Valuation divided by fully diluted outstanding shares. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 2,000,000 shares of common stock, par value $0.00010000 per share, of which 2,000,000 common shares will be issued and outstanding. .

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities

equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $3,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $3,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES

UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Kevin Leland
Relationship to the Company	Chief Executive Officer
Total amount of money involved	$60,300.00
Benefits or compensation received by related person	Repayment of loan
Benefits or compensation received by Company	Company received an open loan to use for operating expenses
Description of the transaction	Open loan

Securities

Related Person/Entity	Dan and Sylvia Leland
Relationship to the Company	Immediate family of Chief Executive Officer
Total amount of money involved	$10,000.00
Benefits or compensation received by related person	Equity in return for capital contribution
Benefits or compensation received by Company	General working capital
Description of the transaction	Convertible note

Related Person/Entity	Hilary and Alex Cutler
Relationship to the Company	Immediate family of Chief Executive Officer
Total amount of money involved	$10,000.00
Benefits or compensation received by related person	Equity in return for capital contribution
Benefits or compensation received by Company	General working capital
Description of the transaction	Convertible note

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

None.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Kevin Leland
(Signature)

Kevin Leland
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Kevin Leland
(Signature)

Kevin Leland
(Name)

CEO
(Title)

April 26, 2018
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

HALO CURES, INC.

Unaudited Financial Statements for the Period from

June 8, 2016 (Inception) to December 31, 2017


HALO CURES, INC.
BALANCE SHEET
As of December 31, 2017 and 2016
(Unaudited)


ASSETS		**2017**		**2016**
Current Assets:				
Cash and cash equivalents	$	17,571	$	17,500
Total Current Assets		17,571		17,500
Property and equipment, net		0		0
TOTAL ASSETS	$	17,571	$	17,500
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Liabilities:				
Current Liabilities:				
Accounts payable	$	0	$	0
Advances from founder		60,300		17,300
Total Current Liabilities		60,300		17,300
TOTAL LIABILITIES		60,300		17,300
Stockholders' Equity:				
Members' Capital		0		200
Common Stock, $0.0001 par, 4,000,0000 shares authorized,				
2,000,000 shares issued as of December 31, 2017		200		0
Additional paid in capital		0		0
Retained earnings		(42,929)		0
Total Stockholders' Equity		(42,729)		200
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	17,571	$	17,500

HALO CURES, INC.
STATEMENT OF OPERATIONS
For the Period from June 8, 2016 (Inception) to December 31, 2017

	2017	2016
Revenues	$ 0	$ 0
Cost of revenues	0	0
Gross Profit (Loss)	0	0
Operating Expenses:		
Research and development	0	0
General and administrative	25,997	0
Sales and marketing	16,932	0
Total Operating Expenses	42,929	0
Operating Income (Loss)	(42,929)	0
Provision for Income Taxes	0	0
Net Loss	$ (42,929)	$ 0

HALO CURES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Period from June 8, 2016 (Inception) to December 31, 2016
(Unaudited)

	Member Units	Common Stock (Shares)	Common Stock (Value)	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance as of Inception (June 8, 2016)	$0	0	$ 0	$ 0	$ 0	$ 0
Capital Contributions	200	0	0	0	0	200
Net Income (Loss)	0	0	0	0	0	0
Balance as of December 31, 2016	200	0	0	0	0	200
Conversion of Company from LLC to Corporation	(200)	2,000,000	200	0	0	0
Net Income (Loss)	0	0	0	0	(42,929)	(42,929)
Balance as of December 31, 2017	0	2,000,000	$200	$ 0	$ (42,929)	$(42,729)

HALO CURES, INC.
STATEMENT OF CASH FLOWS
For the Period from June 8, 2016 (Inception) to December 31, 2017
(Unaudited)

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (42,929)	$ 0
Add back:		
Depreciation	0	0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Decrease) Increase in accrued expenses	0	0
Net Cash Used In Operating Activities	(42,929)	0
Cash Flows From Investing Activities		
Purchase of property and equipment	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Advances from founder and related parties	43,000	17,300
Capital contributions	0	200
Net Cash Provided By Financing Activities	43,000	17,500
Net Change In Cash and Cash Equivalents	71	17,500
Cash and Cash Equivalents at Beginning of Period	17,500	0
Cash and Cash Equivalents at End of Period	$ 17,571	$ 17,500
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0

5

HALO CURES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Period from June 8, 2016 (Inception) to December 31, 2017
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Halo Cures, Inc. (which may be referred to as the "Company," "we," "us," or "our") provides a curated fundraising platform that presents donors with research targeting specific medical conditions.

Since Inception, the Company has relied on advances from founders and raising capital to fund its operations. As of December 31, 2017, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), capital contributions from the founder and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on June 8, 2016 in the State of Delaware. The Company is headquartered in Sam Francisco, California. The Company did not begin operations until 2017.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017, and 2016, the Company had cash on hand totaling $17,571 and $17,500, respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2017 and 2016, the Company did not have any outstanding accounts receivable.

6

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2017.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2017 as the Company had no taxable income. For the period from Inception through September 15, 2017, the Company is taxed as a sole proprietorship for federal, state and local income taxes. For the period from September 16, 2017 through December 31, 2017, the Company operated as a corporation. Income from the Company is reported and taxed to members on their individual tax returns during the period from Inception through September 16, 2017.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2017, the Company had not begun recognizing sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2016 as it was not required since it had not yet begun operations. The Company has not yet filed its income tax return for the year

ended December 31, 2017., which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2017.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – MEMBERS' EQUITY

Capital Contributions and Advances from Related Parties

The Company through December 31, 2016 is owned by one individual, the original founder. For the period from inception through December 31, 2017, the founder or related members of the founder's family have contributed $60,500 to the Company. The founder has not taken a salary during this same period. Contributions or withdrawals from the Company by the founder have been and will be accounted for on the balance sheet under "Members' Capital" until the Company converted to a Corporation during 2017. When the Company converted to a Corporation, the contributions were reclassified as Common Stock within the balance sheet.

Issuance of Restricted Stock

In October 2017, the Company issued ownership percentages totaling 1% to an advisor in exchange for software development, product management, hiring support, and to collaborate and to provide support to the Company up to 20 hours per month. The stock vests 1/12 per month. As of December 31, 2017, 5/6th of the original grant remained unvested. The Company is in the process of executing formal stock plan documents.

NOTE 6 – RELATED PARTIES

From time, the original founder and members of the original founder's family have advanced the Company money. As of December 31, 2017, the founder and members of the founder's family have advanced the Company $60,300.

The founder and members of the founder's family intends to convert the advances to equity when the Company completes its first equity raise.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from Inception through December 31, 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8– SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to 100,000 SAFEs for up to $100,000. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $100,000 maximum. The Company must receive commitments from investors totaling the minimum amount by _____, 2018 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through February ___, 2018, the date the financial statements were

available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.



Company Name	Halo
Logo	
Headline	A Sustainable Approach to Funding Research
Cover photo	



**Hero
Image**



Tags   Social Impact, Pharma, Health, Marketplaces, B2B, Research

**Pitch
text**

Deal highlights

- Applies venture model to philanthropy to make research funding sustainable
- Addresses $127B market for biopharma R&D and $390B in charitable giving
- Talented team of former founders, scientists, engineers and marketers
- Relationships with tech transfer offices at 22 of the 25 nationally-ranked universities

A Modern-Day
March for Dimes

In 1938, FDR founded the National Foundation for Infantile Paralysis to find a cure for polio. The entire nation mobilized behind the effort and people went door-to-door collecting dimes. Those dimes funded the research of Dr. Jonas Salk at the University of Pittsburgh where he ultimately discovered the polio vaccine.

Halo is a modern-day march for dimes.


MARCH OF DIMES

Matching Donors with Promising Research

Each campaign Halo raises money for a defined research project that can help advance a promising discovery into a life-changing medical treatment. Halo reaches donors through joint marketing campaigns with relevant disease foundations and by marketing directly to likely donors through social and digital channels.


Saving Lifetimes, One Surgery at a Time
Research: Birth Defects
MENDING KIDS
Donate
GOAL
MILESTONES
ASK DR. FRYKMAN

The Valley of Death

The problem Halo is addressing is known as "the valley of death" - the funding gap between basic research funded by government and clinical research funded by pharmaceutical companies. There are thousands of promising discoveries

stuck at this crossroads – too advanced to be developed at the university but not advanced enough for a pharmaceutical company to shepherd forward.


1
Basic Research
NIH FUNDED
2
Translational Research
LACK OF FUNDING
3
Clinical Research
PHARMA CO FUNDED
"THE VALLEY OF DEATH"

This funding gap in "translational research" is one reason only a handful of new treatments are approved each year. And while clinical research costs millions, translational research is far less costly. A key study, for example, can take just 6 months and cost a few hundred thousand dollars.

The Halo Effect

To cross the valley, Halo connects the $390 billion individuals donate each year in the United States alone with research projects most likely to develop into patient treatments.


1
Basic Research
NIH FUNDED
2
Translational Research
3
Clinical Research
PHARMA CO FUNDED
"THE VALLEY OF DEATH"

How it Works

FOR DONORS

1   Halo introduces donors to a promising discovery in need of additional funding to advance further

2   100% of donations go directly to a defined research project

3   If the research project is funded, Halo regularly updates donors on its progress and helps them track the impact of their giving



FOR COMPANIES

1   A university spinout applies for a Halo grant to fund a research project that can achieve a critical milestone in 6 months with less than $500,000

2   A third-party selection committee evaluates the research project for its clinical potential, commercial potential and feasibility

3   If the project is selected, Halo launches a campaign to fund the research grant


Early-stage discoveries yield the greatest impact on the economy when they transition out of the laboratory and into the private commercial sector
Source: Center for American Progress, "Universities in Innovation Neworks"

A Sustainable Model for Research Funding

BUSINESS MODEL

Platform Tips: Halo suggests a voluntary 8% tip on top of each donation, which has become standard industry practice on fundraising platforms. Traditionally around 80% of donors tip. Campaigns also raise more money when donors know their entire contribution supports the cause.

Cashed-in Equity: Halo receives an equity stake in each company that successfully fundraises on the platform, which generates revenue upon a liquidation event. The investment horizon for a liquidation event is 2 - 3 years and takes the form of a sub-licensing agreement or secondary sales of private stock.


ANNUAL GIVING FROM U.S. INDIVIDUALS
ANNUAL PHARMA SPEND ON R&D
$390B
$127B
% Ownership
HALO
Source: Giving USA 2016; Boston Consulting Group

> By investing in a broad portfolio of young ventures, a big drug company can cast a wide net in order to gain access to breakthrough discoveries

CNBC, "Big Pharma's billion-dollar scramble to invest in start-ups to fuel innovation."

What People Are Saying



Halo is certainly the most interesting [model] that I've seen in a while. There are always more worthy projects than available funding

Dr. Karthik Gopalakrishnan
DUKE UNIVERSITY

Halo will usher new drugs and devices through the rockiest stage of development

Marcus Woo, Science Writer
NEO.LIFE



Kevin Leland created Halo so that promising discoveries had a
fighting chance to make it across the valley

Dr. Jonathan Thon
HARVARD MEDICAL SCHOOL

I'm a big fan of Halo's mission to provide crowdsourced funding for
promising medical research that helps get a project across the valley

Jane Metcalfe, Founder
WIRED MAGAZINE

Collaboration Network for Drug Developers

LONG-TERM VISION

Halo's long-term vision is to be more than a fundraising platform. A common strategy to solve the "chicken and egg" problem when building a professional network is known as "come for the tool, stay for the network." Under this approach, users initially join to take advantage of a tool or feature, and then gradually discover and start interacting with other like-minded users on the network. Halo's strategy can be described as "come for the funding, stay for the network." Fundraising is a means to the end, but not the end itself.

The ultimate goal for Halo is to become a collaboration network for drug developers that addresses all three root causes of the valley of death - the funding gap, the knowledge gap and the talent gap. The knowledge gap is the skills-gap among academic scientists trained in basic research, but not translational research. The talent gap is the lack of business talent to lead early-stage biotech companies. We're starting with the funding gap, but Halo's long-term vision is to unite academia and industry on a single platform.



Industry Landscape

Halo's peer group consists of collaboration platforms and professional networks in healthcare and medicine.

HALO	Collaboration platform and professional network for researchers and drug developers
IN RESOLUTE Funding: $1.3M	Searchable database for companies to identify licensable assets
ResearchGate Funding: $87.6M	Collaboration platform and professional network for academic scientists to discover and share basic research
doximity Funding: $81.8M	Professional network for doctors to share casework and referrals
patientslikeme Funding: $127M	Personal network for patients to connect and learn about new treatments and clinical trials

The Halo Team

Halo was created by a talented team of scientists, engineers, designers and marketers representing a diverse range of educational backgrounds and work experiences.


EXPERIENCE
IDEO
TED
TRUECar
lightbank
Edelman
WSJ
FDA
EDUCATION
Penn
Kellogg
HARVARD UNIVERSITY
Juilliard
MEDILL
MICHIGAN LAW
CSE COMPUTER SCIENCE AND ENGINEERING

Message from Founder



Hello, I'm Kevin Leland, CEO and Founder of Halo.

As a non-academic, I was generally familiar with how expensive and time-consuming it was to bring a new drug to market, but what I didn't know was that the vast majority of these costs don't come until late-stage clinical trials. Meanwhile, there were hundreds, perhaps thousands, of promising discoveries in a state of limbo – too advanced to be developed at the university but not advanced enough for a pharmaceutical company to shepherd forward.

This funding gap in "translational research" is what researchers refer to as "the valley of death" in drug development. What's more, translational research doesn't cost millions and take many years to complete like clinical research. A translational research project can can cost several hundred thousand dollars and take less than a year.

Join me and Halo in our mission to advance promising discoveries into effective treatments. With your support, we can create a sustainable model for research funding.

Thank you,
Kevin

Invest in Halo

Team

	Kevin Leland	Founder	Kevin was an EIR at VC firm Lightbank and Employee #4 at Snapsheet, which now has 450+ employees. Most recently he was Marketing Director at GreenSky, currently valued at $4.5B. He holds a bachelor's from Penn and an MBA from Kellogg.
	Agam Patel	Back-End Developer	Agam was CEO and Co-Founder of venture-backed Cloudbot. Agam holds a bachelor's and master's in computer engineering from University of Michigan.
	Emily Pidgeon	Creative Producer	Emily spent nearly five years at TED Conferences in design and project management roles, most recently serving as Creative Producer.
	Amy Kabaria	Legal	Amy is an attorney with expertise in health and regulatory matters. She previously worked for the Department of HHS and the FDA. She holds a bachelor's in biology from Harvard and JD from University of Michigan.
	Vincent Barr	Growth Marketing	Vince is a digital marketing and analytics expert who previously drove customer acquisition efforts at Jet.com and MongoDB.

	Devin Starks	Front-End Developer	Devin spent his teens and early twenties touring the world as a professional jazz bassist . After graduating from Juilliard at 22, he taught himself how to code.
	Alicia Brooks	UX/UI Design	Alicia most recently worked for SoulCycle as Director of Digital Design and User Experience. She previously held senior design roles for New York Magazine, Bon Appetit, and Christie's.
	Wesley Drake	Visual Design	Wes is a representational oil painter who moonlights as an art director and visual designer for major ad agencies and publishers. His brand clients include HP, Captain Morgan, General Mills and AT&T.

Perks

$100	Halo T-Shirt
$1,000	VIP Ticket to the The Halos, an award show honoring heroes of medicine.
$5,000	Limited Edition print from the "Beyond Curie" art exhibit designed by scientist, artists and TED Speaker Amanda Phingbodhipakkiya
$10,000	Gold Sponsorship for The Halo Awards, event on August 1 in Chicago honoring "heroes of medicine," and recognition during opening remarks by event host
$15,000	Commissioned project from scientist, artist and TED Speaker Amanda
$20,000	Presenting Sponsorship for The Halo Awards, event on August 1 in Chicago honoring "heroes of medicine," and recognition during opening remarks by event host

FAQ

What is Halo?	Halo is a curated fundraising platform that presents donors with promising research targeting specific medical conditions.
What if the fundraising goal is not met?	If the fundraising goal is not met, the funds are still disbursed to the research project. While the fundraising goal is based on a detailed third-party assessment of costs, any amount of funding is helpful and can be deployed elsewhere to advance the research. However, donors can still request a full refund within 30 days of payment.
Why don't pharmaceutical companies fund this	Pharmaceutical companies have increasingly focused their efforts on investing in research that has advanced much further along. As a result, many

research if it's so promising?	promising discoveries that could ultimately develop into patient treatments are unable to secure funding to move forward, resulting in a classic Catch-22.
How does Halo make money?	Halo has two revenue streams: Platform Tips: Halo suggests a voluntary 8% tip on top of each donation, which has become standard industry practice on fundraising platforms. Traditionally around 80% of donors tip. Campaigns also raise more money when donors know their entire contribution supports the cause. Cashed-in Equity: Halo receives an equity stake in each company that successfully fundraises on the platform, which generates revenue upon a liquidation event. The investment horizon for a liquidation event is 2 - 3 years and takes the form of a sub-licensing agreement or secondary sales of private stock.
How does Halo vet the research?	Halo vets each research project through an external selection committee with experience evaluating both the clinical and commercial potential of early-stage research.

DR. PHILIP FRYKMAN: Is every child entitled to the best medical care -- the best surgical care? The answer is: of course. I feel it's a responsibility that I have, that you're creating a quality of life for a child who otherwise really doesn't have one. This is a subset of children that have a devastating problem that we have a way to make better

In 2011, I was asked to go to China and take care of children that were orphaned and abandoned who had anorectal-malformation where the anus and rectum don't form properly. They need an immediate surgery within the first three to four days of life. If that doesn't happen, then most kids will end up perishing from sepsis, or from malnutrition, or both. What's done in this specific operation when a child is less than one year of age will affect them for the entire rest of their life.

To actually do this type of procedure we need to have very precise localization of exactly where the muscle is and the way we do this is with muscle stimulation. At this point in the United States, we don't have a mechanism to do that. Through our experience there, we actually had to end up having to invent the low-cost stimulator. This is just a need that was unmet, and I think we now have a clear means to do that.

Xue is a little girl who is always a kid who had a lot of fire in her. We had to repair her so that she could get adopted outside of China. She knew that she was kinda meant for better than this, and just had this kind of fighting spirit. Ultimately, the Mastrippolito fell in love with her and she became part of their family and they adopted her in 2015. Now she is a very happy typical 7-year-old girl. It's remarkable. It's been an extraordinary story of seeing how repairing a child's congenital conditions can result in an extraordinary quality of life and just what it means to have a forever family. There's a quote from one of the fathers of pediatric surgery in the United States -- 'In pediatric surgery, you don't save lives, you save lifetimes.' Our goal is to provide a device to American surgeons to take care of American children.

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Halo Cures, Inc.

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd Safe], Halo Cures, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $3,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

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2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii)   On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of the holders of Preferred Stock; and

> (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

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"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy,

insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents

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that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor understands that no public market now exists for the Securities and that the Company has made no assurances that a public or private market will ever exist for the Securities, and accordingly, Investor may never be able to sell to any third party the Securities issued hereunder.

(j)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(k)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the holders of Units of Safe.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be

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final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, CA. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Halo Cures, Inc.

By: _____

Name: Kevin Leland

Title: Chief Executive Officer

Address: 1610A Larkin St.

San Francisco, CA 94109

Email: kevin@halocures.com

INVESTOR:

By:

Name: